Exhibit 11

METROMEDIA INTERNATIONAL GROUP, INC.
Computation of Earnings Per Share
Three Months Ended March 31, 2002 and 2001
(in thousands, except per share amounts)

	2002	2001
Loss per common share—Basic (A):
Continuing operations	$(17,175)	$(23,974)
Cumulative convertible preferred stock dividend requirement	(3,752)	(3,752)

Continuing operations attributable to common stockholders	(20,927)	(27,726)
Cumulative effect of a change in accounting principle	—	(2,363)

Net loss attributable to common stockholders	$(20,927)	$(30,089)

Weighted average common stock shares outstanding during the period	94,035	94,035

Loss per common share—Basic:
Continuing operations	$(0.22)	$(0.29)
Cumulative effect of a change in accounting principle	—	(0.03)

Net loss attributable to common stockholders	$(0.22)	$(0.32)

(A)
In calculating diluted earnings per share, no potential shares of common stock are to be included in the computation of diluted earnings per share when a loss from continuing operations available to common stockholders exists. For the three months ended March 31, 2002 and 2001, the Company had a loss from continuing operations.